Exhibit 8.1

Burford Capital Limited

Significant Subsidiaries

(as defined in Rule 1-02(w) of Regulation S-X)

		Proportion of
	Jurisdiction of	ownership
Name of Subsidiary	incorporation	interest
Ballard LLC*	United States	100%
Barwick LLC*	United States	100%
Burford Capital LLC	United States	100%
Gebre LLC*	United States	100%
Heczo LLC*	United States	100%
Plinke Investments LLC*	United States	100%
Prospect Investments LLC*	United States	100%
Steyn LLC (formerly Winfields LLC)*	United States	100%
BC Holdings Limited	United Kingdom	100%
Burford Capital Holdings (UK) Limited	United Kingdom	100%
Burford Capital PLC	United Kingdom	100%
Burford Capital (UK) Limited	United Kingdom	100%
Burford Ireland LP*	Ireland	100%
Justitia Ireland Investments DAC*	Ireland	100%

*Investment subsidiaries